

June 14, 2011

Via E-mail
Albert R. Subbloie, Jr.
Tangoe, Inc.
President and Chief Executive Officer
35 Executive Boulevard
Orange, Connecticut 06477

      Re: **Tangoe, Inc.**
                  Amendment No. 5 to Registration Statement on Form S-1
                  Filed June 1, 2011
                  File No. 333-166123

Dear Mr. Subbloie:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 27, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation, page 50

1.   As previously requested, please revise your disclosures to focus your discussion on the factors contributing to the significant changes in the fair value of the company's common stock for the twelve-month period preceding the most recent balance sheet date. In this regard, please remove your discussion of the valuations between October 31 2008 and December 22, 2009 or tell us why you believe this information is necessary.

Results of Operations, page 69

2.   We note your new disclosures here and your revised disclosures on page 72 include the number of new customers during the respective periods. Please revise to include the total number of customers at the end of March 31, 2011 and December 31, 2010, respectively, to provide context to the increase. Further please tell us your consideration to include the dollar amount of the increase attributable to new customers compared to existing customers to provide additional information as to the fluctuation in revenue, consistent with management's focus on selling additional offerings to existing customers as well as adding a significant number of new customers, as disclosed on page 42.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-24

3.   Please provide a breakdown of the "amounts not deductible for tax purposes" for fiscal
        2010 as noted in your rate reconciliation table. To the extent that one or two items
        comprise a significant component of this line item, then revise to separately disclose such
        amounts in the rate reconciliation table and/or clearly explain the components of this line
        item in your footnote disclosures.

Note 13. Stockholders' Deficit

Preferred Stock and Common Stock Warrants, page F-37

4.   We note your response to prior comment 9 and your revised disclosures herein. Please
        describe further the terms of the annual recurring revenue thresholds that must be met in
        order for the Dell warrants to become exercisable. Tell us how you considered the
        guidance in ASC 505-50-30-25 in accounting for such warrants. Also, tell us how you
        determined it was unlikely any of the shares of common stock would be earned and
        describe further what you mean by "unlikely." Please cite the specific accounting
        guidance you considered in accounting for such warrants.

        You may contact Melissa Marie Kindelan, Staff Accountant, at (202) 551-3564 or
Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions
regarding comments on the financial statements and related matters. Please contact Ryan
Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, Mark Shuman, Legal Branch
Chief at (202) 551-3462 with any other questions. If you require further assistance, you may
contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                            Sincerely,

                                            /s/ Kathleen Collins

                                            Kathleen Collins
                                            Accounting Branch Chief

cc: Via E-mail
        John A. Burgess, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP